Swiftmerge Acquisition Corp.

4318 Forman Ave.

Toluca Lake, California 91602

April 6, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention:	Joseph Ambrogi
Brigitte Lippmann

Re:	Swiftmerge Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed on April 3, 2023
File No. 001-41164

Ladies and Gentlemen:

This letter sets forth the response of Swiftmerge Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 5, 2023, with respect to the above referenced Preliminary Proxy Statement on Schedule 14A.

Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Amended Preliminary Proxy Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Amended Preliminary Proxy Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment Preliminary Proxy Statement on Schedule 14A

1. Staff’s comment: With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 19–20 of the Amended Preliminary Proxy Statement as requested.

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We respectfully request the Staff’s assistance in reviewing the Amended Preliminary Proxy Statement as soon as possible. Please contact Billy Vranish of Kirkland & Ellis LLP at (713) 836-3695 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

SWIFTMERGE ACQUISITION CORP.

By:	/s/ John S. Bremner
Name:	John S. Bremner
Title:	Chief Executive Officer

Enclosures

cc:	Matthew R. Pacey, P.C.
Billy Vranish